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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  M Wave, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    554034108
                                 (CUSIP Number)

              c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                              Eric H. Melzer, Esq.
                              99 Wood Avenue South
                                  P.O. Box 5600
                          Woodbridge, New Jersey 07095
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                December 23, 2002
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement _______ . (A fee is not required only if the reporting person:

(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




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The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP NO. 554034108                                           Page 2 of 4 Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zachary Prensky, social security number: ###-##-####

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a)

   (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS*

   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

   Not Applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Zachary Prensky- United States

 7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

         Zachary Prensky- 200,000 shares

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER





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CUSIP NO. 554034108                                           Page 3 of 4 Pages


         0 shares

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

         Zachary Prensky- 200,000 shares

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

         0 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Zachary Prensky- 200,000 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Zachary Prensky-  4.5%

14. TYPE OF REPORTING PERSON*

         Zachary Prensky- IN



         The following items are amendments to the information included in the
Schedule 13D dated February 19, 2002 (the "Prior Schedule 13D") filed by Zachary Prensky with respect to the shares of M Wave, Inc. owned by Zachary Prensky. Certain capitalized terms used below and not defined have the meanings given them in the Prior Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Zachary Prensky no longer has any shared voting power nor any shared dispositive power with either Carolyn Beth Prensky or Wolf Prensky. Accordingly, Zachary Prensky no longer beneficially owns five percent (5%) or greater of the shares of M Wave, Inc. and has no further obligation to update the information contained in this Schedule 13D.





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CUSIP NO. 554034108                                           Page 4 of 4 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 23, 2002                                    /s/ Zachary Prensky
                                                     -------------------